March 2, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

	Re:	Li3 Energy, Inc.
Amendment 7 to Registration Statement on Form S-1
Filed March 2, 2012
File No. 333-175329

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Craig Slivka, Special Counsel
Mr. Jeffrey Gordon, Staff Accountant
Ms. Lisa Etheredge, Staff Accountant
Mr. George K. Schuler, Mining Engineer

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated February 27, 2012 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company, as amended (the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.	Please revise your disclosures throughout the filing where you discuss the Maricunga Companies to also disclose, as currently disclosed on page F-9, that the minority shareholders have not made their required payments to you and the shares will be sold via a public auction by a Chilean court. In addition, please enhance your disclosures in MD&A to discuss how this will impact you, including but not limited to historical and future operations, liquidity and cash flows.

We have added disclosure on pages 3, 40, 42 and 61 regarding the failure of the minority shareholders to make their required payments and the likely consequences thereof.

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

Operational Update, page 39

2.	Please disclose the consequences of the January 31, 2012 registration deadline not being met.

Unlike our Registration Rights Agreement with the investors in the G Unit PPO, the Registration Rights Agreement with the Maricunga Sellers (which mandates the January 31, 2012 filing deadline) does not provide for liquidated damages as a result of delay. Accordingly, it is impossible for us to quantify the damages, if any, resulting from such delay. We have added disclosure on pages 39, 60 and 93 to such effect.

Legal Proceedings, page 75

3.	You disclose that you are currently not aware of any pending legal proceedings to which you are a party or of which any of your property is the subject, nor are you aware of any such proceedings that are contemplated by any governmental authority. Please help us understand why you did not include disclosure related to the Chilean court’s future sale of the shares owned by the minority shareholders of the Maricunga Companies as noted on page F-9. Similarly revise your disclosures in your future 1934 Act filings.

The proceedings have not been commenced yet and are not currently pending. We have added disclosure on pages 42, 61 and F-9 regarding the Maricunga Companies’ plans to commence actions under the Chilean Mining Code, and we have added a reference to it under “Legal Proceedings.”

Financial Statements for the Period Ended December 31, 2011, page F-1

Note 4 – Mineral Rights, page F-8

4.	You disclose on page F-9 that the minority shareholders of the Maricunga Companies have not made their required payments, and thus their shares will be sold via a public auction in Chile by a Chilean court. Please tell us whether you determined that this was a triggering event that would require you to test these long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. Refer to ASC 360-10-35-21. In addition, please enhance your disclosure to further explain why you expect that the aggregate bid price to acquire the shares will be, at a minimum, the amount the minority shareholders were required to contribute to you. Similarly revise your disclosures in your future 1934 Act filings.

The minority shareholders of the Maricunga Companies have not made their required payments to the Maricunga Companies (the “Default”), thus the Maricunga Companies are entitled to bring action under the Chilean Mining Code for the sale of their shares via a public auction by a Chilean court (the “Auction”). We have determined that neither the Default nor the proposed Auction is (or will be) a triggering event that would require us to test the long-lived assets for recoverability.

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

The sole asset of the Maricunga Companies upon acquisition was the Maricunga property, which is undeveloped and covers an area of approximately 3,553 acres (1,438 hectares), comprising six concessions, each held by a separate legal entity, and is located in the northeast section of the Salar de Maricunga in Region III of Atacama in northern Chile. Each concession grants the owner the right to explore for mineral deposits at the Maricunga property. The Company concluded that there has been no event or change in circumstances which might indicate the carrying amount is not recoverable.

ASC 360-10-35-21 provides certain examples of events or changes in circumstances which indicate that long-lived asset should be tested for recoverability

a. A significant decrease in the market price of a long-lived asset (asset group)

In our case, we don’t believe the Default or Auction would result in any decrease in the market price of the Maricunga concessions or our interest therein. Our work plan for the Maricunga property did not rely on any funding from the minority shareholders, so the Default did not accelerate our expected costs or delay our expected progress. Moreover, as the controlling shareholder, we are indifferent as to the identity of the minority shareholders, so any transfer of ownership resulting from the Auction will not affect our interest in the Maricunga property (unless, of course, we are the successful bidder in the Auction, in which case our interest will increase).

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

In our case, no significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition has occurred or would occur as a result of the Default or Auction. We continue to sample the Maricunga property and intend to develop it into a commercial mine if the exploratory work justifies doing so.

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

No significant adverse change in legal factors or in the business climate that could affect the value of our Maricunga interest has occurred or would occur as a result of the Default or Auction. The 40% non-controlling shareholders have not made their required payments to the Maricunga Companies, but this event does not affect the value of the long-lived asset.

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

To date, the costs incurred at the Maricunga property have been consistent with the amount we expected to spend. Our work plan for the Maricunga property did not rely on any funding from the minority shareholders, so the Default did not, and the Auction will not, increase our expected costs.

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

We only recently acquired our interest in the Maricunga property. Our expectation has always been, and remains, that the property will continue to incur significant losses until and unless it is determined to be a commercially minable property, at which point we would capitalize mine development costs. Our expectations that the Maricunga property will be profitable for us are not affected by the Default or the Auction.

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

We expect to develop the Maricunga property including and through commercial operations and have no expectations or plans to sell the asset. Neither the Default nor the Auction change this.

The Chilean Mining Code requires shareholders of legal mining companies (such as the Maricunga Companies) to contribute their pro rata portion of exploration and exploitation expenses that are established at a shareholders meeting (“Required Contributions”).

At shareholders meetings held on October 6, 2011, the Maricunga Companies established Required Contributions that were to be funded by the shareholders on or prior to January 4, 2012. The minority shareholders of each Maricunga Company defaulted on their obligations to fund such Required Contributions.

The Chilean Mining Code permits any legal mining company to initiate an executive trial, the final resolution of which would state that shares held by shareholders who fail to make any Required Contribution must be sold at a public auction. The Chilean Mining Code establishes that the minimum bid in such auction shall be the amount of the Required Contribution that the defaulting shareholders failed to contribute (the “Default Amount”). The proceeds of such auction shall go first to the relevant legal mining company in the amount of the Default Amount, and any proceeds in excess thereof shall be paid to the defaulting shareholders. If the minimum bid is not achieved in the auction, then the defaulting shareholders’ shares in the legal mining company will be cancelled and each non-defaulting shareholder’s funding obligations will increase proportionally.

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

As the majority shareholder of each Maricunga Company, we are planning to cause the Maricunga Companies to initiate executive trials and cause the shares held by the minority shareholders to be sold at auction. Our work plan for Maricunga does not rely on any funding from such minority shareholders, and their default does not alter the timing or expected costs of our exploration plans. Moreover, since we are already planning to fund 100% of pre-feasibility expenses and expect financing to be available for post-feasibility expenses, any nominal increase in our funding obligation that might result from a failed auction (or our making a winning minimum bid in the auction) would not materially adversely affect us.

We have enhanced the disclosure to explain the Maricunga Companies’ rights with respect to the defaulting shareholders under Chilean law and how the auction proceeds would be applied.

Legal Opinion

5.	Because only common stock is being registered for resale, please revise the first paragraph of the opinion to remove the statement that warrants are being registered in this offering. Additionally, please reconcile the opinion, which states that there are 42,797,918 shares outstanding being registered with the registration statement that states there are 42,797,958 such shares.

We have filed a new opinion of Erwin & Thompson LLP (the “New Opinion”), which corrects the typographical error in the number of outstanding shares being registered, and clarifies that it is the Warrant Shares, and not any Warrants that are being registered, by the Registration Statement.

6.	Please consent to being named in the Registration Statement under the Legal Matters section.

The New Opinion includes Erwin & Thompson LLP’s consent to being named in the Prospectus included in the Registration Statement under the heading “Legal Matters.”

7.	Please remove the last sentence of the opinion.

The New Opinion does not include the last sentence of the prior opinion.

Exhibit Index, page II-8

8.	The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 51283 (March 1, 2005). Accordingly, please revise this disclaimer to state that the company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading. Please also remove the first two sentences of the bolded disclaimer.

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

We have modified the cautionary statement and have added our acknowledgement that, notwithstanding the inclusion of the cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the Registration Statement not misleading.

9.	We note your statements in the second sentence that the representations and warranties “have been made,” and in the second bullet point that the representations and warranties “have been qualified.” Please revise both statements to ensure that they reflect that the representations and warranties were made and qualified at the time of entry into the agreement. Please also delete the word “solely.”

We have modified the language in our cautionary statement.

10.	In your response letter, please confirm that except with respect to any schedules or similar attachments to agreements you are not required to file pursuant to Item 601(b)(2) of Regulation S-K, for each material contract filed as an exhibit, you will file all related schedules and attachments.

To our knowledge, each material contract filed as an exhibit includes all related schedules and attachments that are required to be included. We are in the process of reviewing our as-filed material contracts to confirm this, and we will file any missing materials prior to requesting acceleration of the Registration Statement.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2012

We believe that the changes in the accompanying Amendment No. 7, and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made by the Amendments, please contact me at (212) 400-6904.

Sincerely yours,

/s/ David M. Zlotchew
David M. Zlotchew

cc:	Luis Saenz
Christy Albeck
Rick D. Yancy
Adam Gottbetter